UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Butterfly Network, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

Class B common stock, par value $0.0001 per share

(Title of Class of Securities)

Class A common stock: 124155102

Class B common stock: Not Applicable

(CUSIP Number)

Jonathan M. Rothberg, Ph.D.

c/o Butterfly Network, Inc.

530 Old Whitfield Street
Guilford, Connecticut 06437

(203) 689-5650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Michael L. Fantozzi, Esq.
John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

March 21, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 1 of 10

1	NAMES OF REPORTING PERSON Jonathan M. Rothberg, Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF1
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,682,726 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	8	SHARED VOTING POWER 726,696 shares of Class A common stock[2]
	9	SOLE DISPOSITIVE POWER 9,682,726 shares of Class A common stock and 26,426,937 shares of Class B common stock[1]
	10	SHARED DISPOSITIVE POWER 726,696 shares of Class A common stock[2]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,409,422 shares of Class A common stock and 26,426,937 shares of Class B common stock[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1% of the Class A common stock and 100% of the Class B common stock[3]
14	TYPE OF REPORTING PERSON IN

1 Consists of (i) 1,999,980 shares of Class A common stock of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.) (the “Issuer”) held by the Jonathan M. Rothberg, Ph.D., (ii) restricted stock units for 527,924 shares of Class A common stock of the Issuer, of which RSUs for 129,787 shares vest within 60 days of March 21, 2022, held by Dr. Jonathan M. Rothberg, (iii) 6,202,545 shares of Class A common stock of the Issuer held by 2012 JMR Trust Common, LLC, (iv) 952,277 shares of Class A common stock of the Issuer held by 1997 JMR Trust Common, LLC, and (v) 26,426,937 shares of Class B common stock of the Issuer held by 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC.

2 Consists of 726,696 shares of Class A common stock of the Issuer held by Dr. Rothberg’s spouse.

3 Calculated based on 171,733,179 shares of Class A common stock of the Issuer and 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 2 of 10

1	NAMES OF REPORTING PERSON 2012 JMR Trust Common, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 6,202,545 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 6,202,545 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,202,545 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6% of the Class A common stock[4]
14	TYPE OF REPORTING PERSON OO

4 Calculated based on 171,733,179 shares of Class A common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 3 of 10

1	NAMES OF REPORTING PERSON 1997 JMR Trust Common, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 952,277 shares of Class A common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 952,277 shares of Class A common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 952,277 shares of Class A common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1% of the Class A common stock[5]
14	TYPE OF REPORTING PERSON OO

5 Calculated based on 171,733,179 shares of Class A common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 4 of 10

1	NAMES OF REPORTING PERSON 4C Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 9,716,596 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 9,716,596 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,716,596 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.8% of the Class B common stock[6]
14	TYPE OF REPORTING PERSON OO

6 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 5 of 10

1	NAMES OF REPORTING PERSON 4C Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of the Class B common stock[7]
14	TYPE OF REPORTING PERSON OO

7 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 6 of 10

1	NAMES OF REPORTING PERSON 4C Holdings III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of the Class B common stock[8]
14	TYPE OF REPORTING PERSON OO

8 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 7 of 10

1	NAMES OF REPORTING PERSON 4C Holdings IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,621,701 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,621,701 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,621,701 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9% of the Class B common stock[9]
14	TYPE OF REPORTING PERSON OO

9 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 8 of 10

1	NAMES OF REPORTING PERSON 4C Holdings V, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,845,238 shares of Class B common stock
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,845,238 shares of Class B common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,845,238 shares of Class B common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.5% of the Class B common stock[10]
14	TYPE OF REPORTING PERSON OO

10 Calculated based on 26,426,937 shares of Class B common stock of the Issuer outstanding as of February 1, 2022.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 9 of 10

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed on February 22, 2021, as amended by Amendment No. 1 filed on March 26, 2021 (as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.0001 per share, and Class B common stock, par value $0.0001 per share, of Butterfly Network, Inc. (f/k/a Longview Acquisition Corp.), a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2.	Identity and Background.

Item 2 sections (a), (c) and (f) are hereby amended and restated in their entirety below:

(a) This Statement is being filed on behalf of (i) Jonathan M. Rothberg, Ph.D., (ii) 2012 JMR Trust Common, LLC, (iii) 1997 JMR Trust Common, LLC, (iv) 4C Holdings I, LLC, (v) 4C Holdings II, LLC, (vi) 4C Holdings III, LLC, (vii) 4C Holdings IV, LLC, and (viii) 4C Holdings V, LLC (together, the “Reporting Persons”). Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(c) Dr. Jonathan Rothberg is the founder of Legacy Butterfly (defined below) and Chairman of the Issuer. He is the sole manager of 2012 JMR Trust Common, LLC, 1997 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC, and 4C Holdings V, LLC.

(f) Dr. Jonathan Rothberg is a citizen of the United States of America. Each of 2012 JMR Trust Common, LLC, 1997 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC, and 4C Holdings V, LLC is a limited liability company organized under the laws of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 21, 2022, in connection with estate planning, 23rd Century Capital LLC transferred 6,202,545 shares of Class A common stock to 2012 JMR Trust Common, LLC and 4C Holdings I, LLC transferred 6,202,545 shares of Class B common stock to 4C Holdings V, LLC, in each case with no consideration received in exchange therefor other than the shares to be received by the transferees.

Item 4.	Purpose of Transaction.

There are no changes to the Item 4 information previously filed.

Item 5.	Interest in Securities of the Issuer.

There are no changes to the Item 5 information previously filed.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no changes to the Item 6 information previously filed.

SCHEDULE 13D

CUSIP NO. 124155102	13D	Page 10 of 10

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, by and among Jonathan M. Rothberg, Ph.D., 2012 JMR Trust Common, LLC, 1997 JMR Trust Common, LLC, 4C Holdings I, LLC, 4C Holdings II, LLC, 4C Holdings III, LLC, 4C Holdings IV, LLC and 4C Holdings V, LLC, dated as of March 25, 2022.

2.	Amended and Restated Registration Rights Agreement, dated as of February 12, 2021, by and among the Issuer, Legacy Butterfly and certain of their securityholders (incorporated by reference from Exhibit 10.19 the Form 8-K of Butterfly Network, Inc. filed with the Securities and Exchange Commission on February 16, 2021 (File No. 001-39292)).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2022	/s/ Jonathan M. Rothberg
Jonathan M. Rothberg, Ph.D.

2012 JMR Trust Common, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

1997 JMR Trust Common, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings I, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings II, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings III, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings IV, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager

4C Holdings V, LLC

	By:	/s/ Jonathan M. Rothberg
Name: Jonathan M. Rothberg, Ph.D.
Title: Manager